Exhibit 12.1

SPIRIT FINANCE CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

							Date of Inception
	Three Months						(August 14, 2003)
	Ended		Years Ended December 31,				to December 31,
(Dollars in thousands)	March 31, 2006		2005		2004		2003 (1)

Earnings: (2)
Income from continuing operations:
Net income (loss)	$8,135		$27,819		$8,972		$(1,158)
Less: Discontinued operations	83		(2,195)		(555)		—
Income (loss) from continuing operations	8,218		25,624		8,417		(1,158)

Interest expense from continuing operations (3)	13,730		25,892		4,997		53
Total earnings (loss) (a)	$21,948		$51,516		$13,414		$(1,105)

Fixed Charges: (2)
Interest expense from continuing operations (3) (b)	$13,730		$25,892		$4,997		$53

Ratio of earnings to fixed charges (a/b)	1.6	x	2.0	x	2.7	x	—

(1)       Earnings were insufficient to meet fixed charges by approximately $1.2 million for the period from inception on August 14, 2003 to December 31, 2003.  For the period ended December 31, 2003, our operations consisted primarily of start-up and organization activities.

(2)       Periodically, Spirit Finance may sell real estate properties that do not meet its long-term strategic investment objectives. Such properties are typically acquired in conjunction with the acquisition of a portfolio of real estate properties. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that gains and losses from any such dispositions of properties and all operations from these properties be reclassified as “discontinued operations” in the Consolidated Statements of Operations. As a result of this reporting requirement, each time a property is sold, previously reported “income from continuing operations” will be restated to reclassify the operations of such property into discontinued operations.

(3)       Interest expense from continuing operations includes interest expense on all indebtedness, including amortization of deferred financing costs, debt insurer premiums and the amortization of interest rate swap settlement costs, and the portion of the Company’s operating lease rental expense that management considers to be representative of interest.